Exhibit 99.2

☐	Ú DETACH PROXY CARD HERE Ú
The Board of Directors recommends a vote FOR proposals 1 through 5.	☒
Votes must be indicated (x) in Black or Blue ink.
1. Election of directors							FOR	AGAINST	ABSTAIN

FOR all nominees listed below ☐	WITHHOLD AUTHORITY to vote for all nominees listed below	☐	*EXCEPTIONS	☐		4. Authorization of the remuneration of directors.	☐	☐	☐
Nominees: 1. D. John Stavropoulos 2. Peter C. Nicholson and 3. A.N. Patrinos, Ph.D.						5. To transact such other business as may properly come before the 2007 Annual Meeting.
(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box and write that nominee’s name in the space provided below).
*Exceptions ____________________________________________________							To change your address, please mark this box.		☐
		FOR	AGAINST	ABSTAIN
2. Approval of the financial statements for the year ended December 31, 2006, together with the auditors’ report.		☐	☐	☐			To include any comments, please mark this box.		☐

3. Ratification of Ernst & Young, Athens as auditors.		☐	☐	☐		SCAN LINE

Please sign exactly as name(s) appear hereon. Joint owners should each sign personally. When signing as executor, administrator, corporation officer, attorney, agent, trustee, guardian or in other representative capacity, please state your full title as such.

					Date	Share Owner sign here		Co-Owner sign here

TSAKOS ENERGY NAVIGATION LIMITED

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS–May 31, 2007

The undersigned being a shareholder of Tsakos Energy Navigation Limited (the “Company”) hereby appoints Mr. D. J. Stavropoulos, if Mr. Stavropoulos is not present, any director of the Company, with full power of substitution, for and in the name of the undersigned, to vote all Common Shares, par value U.S.$1.00 per share, of the Company, that the undersigned would be entitled to vote if personally present at the 2007 Annual General Meeting of Shareholders, to be held at the offices of Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece and at any adjournment or postponement thereof, upon the matters described in the Notice of Annual General Meeting and Proxy Statement dated April 20, 2007, receipt of which is hereby acknowledged, subject to any direction indicated on the reverse side of this card and upon any other business that may properly come before the meeting or any adjournment thereof, hereby revoking any proxy heretofore executed by the undersigned to vote at said meeting.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS.

PLEASE MARK, SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE AND RETURN IT IN THE ENVELOPE PROVIDED NO LATER THAN MAY 29, 2007.